Livestream Transcript:
The Fight for Truth, July 21, 2022

Hello, this is Dr. Kelsey. It's Dr. Smith.

I'm reviewing the drug applications you approved.

I don't see Kevin on here.

Can't approve that one yet.

There's too much missing information.

Like what?

Human clinical studies?

There are none.

Just a bunch of testimonials from doctors saying

how great they think the drug is.

You realize how many applications we need to get

out the door by the end of the month? 70.

You heard that?

I fired Barbara Moulton.

Don't make me do the same to you.

The, you can go on in.

Thank you. Bar.

Molten.

How is your daddy doing?

Oh, you know daddy.

Ornery as ever.

He was always drumming up trouble.

This is some fine Tennessee whiskey.

It's all I serve in my office.

Never met a whiskey I didn't like.

So to what do I owe this pleasure?

I saw in the paper that your

committee is investigating the FDA drug pricing.

I had a job at the FDA reviewing new drug applications.

They didn't like the questions I was asking.

Is that so?

Senator, I'm the type of person, if

something needs saying, I say it.

The FDA is corrupt.

This goes far beyond drug pricing.

Bribery, off the books, consulting fees that's

just the tip of the iceberg.

So you like drumming up trouble too?

So what, do you want me to expand my investigation?

I want the drug laws completely overhauled.

Is that all?

Our drug laws are the real problem.

Loopholes.

Big Pharma has paid the FDA head of

antibiotics over $250,000 to endorse their drugs.

Listen, Jonah Bark trying to change the

drug laws is a political landmine no

one's touched in the past two decades.

And with Kennedy newly elected

dog, that dog won't hunt.

That's because the drug companies have all the power.

Corporations are selling bottled water

as cures for cancer.

They're approving unsafe drugs.

This has to stop.

And I suppose you want me to be

the one to introduce this new legislation?

You ran for vice president because

you wanted to leave a legacy.

Well, this is your chance.

I need proof.

Not a problem.

You you fight in World War II?

I took a bullet in France. Why?

Merrill Pharmaceuticals is working with convicted

Nazis pushing a drug called Tevadon.

The generic name is Thalidomide.

They likely tested it on

prisoners in concentration camps.

Is that enough to merit a little more attention?

So what do you want me to do with all this?

I want to start a new war.

Hey, everybody.

I am so excited to be here with you tonight and

talk a little bit about our upcoming future film Pharma.

You have just seen a short clip that

is our proof of concept of what we

plan to do with the feature linked film.

My name is Ashley Bratcher.

I am an actress and producer and

the lead producer on this project.

A lot of you probably know

me from my role in Unplanned.

I played Abby Johnson and coming out of that

movie, I knew that I was going to face

a lot of challenges moving forward in my career.

So I decided to start looking for content.

And as I began looking, I knew that I

wanted to tell stories that matter, stories that are

going to impact the world in a positive way.

And after reading tons and tons

of scripts, I came across Pharma.

And Pharma is the incredible true story of Dr.

Francis Kelsey and her fight to keep a

dangerous drug from being approved for the US. Market.

That drug is thalidomide.

If you're not familiar with thalidomide, it was
a drug that was being prescribed in the
1960s as a sedative, and to prevent morning
sickness, it was given to pregnant women.
And Francis Kelsey was the one who was
supposed to approve this drug for the FDA.
And as it came across her desk, she realized that
there wasn't enough research to prove that it was safe.
So asking for the research to back it, the FDA
kept telling her, rubber stamp it, move it forward.
The pharmaceutical company was not giving her
the information that she needed, so she
decided to fight back and keep pushing.
And in her research, she came to
find that thalidomide was causing birth defects.
Babies were being born without arms and legs.
And this movie chronicles her battle going up
against her own government agency and fighting the
corruption within the FDA and Big Pharma.
So that is why I'm here and I'm making this movie.
I think it's incredibly important and coming again out
of unplanned, I had to make a way, and
learning about this project was such a cool opportunity.
I would love for you guys to help
us make this movie because we have partnered
with Angel Studios who brought you The Chosen.
It was the most successful crowdfunded projects of all
time, and we've been trying to make this movie
for about two and a half years.
I know that it's shocking that Big Hollywood
didn't want to help us make it.
Well, when we went to angel, without
hesitation, they knew that this project was
special and they jumped on board immediately.
All of these other studios wanted us to
jump through hoops, and they made it really
difficult for us to move forward.
So we know that the best way to do
this is to partner with a studio like angel,
who is going to support our vision and allow
our audience to determine the movies that get made.
You guys are the ones that will
be helping us move this project forward.
You'll actually be investors.
It's not a donation.
You that can get involved by going to angel.com Pharma, and
is where you can put an investment of $100 or more
and help us get this thing going to date.
We just made this announcement that went out
yesterday and we've seen over $600,000 with people
going in and showing their interest.
So we're really excited about what's happening and I
cannot wait to bring on some special guests.
We have Jordan Harmon from Angel Studios who
is going to tell you why he felt
like this project was important to tell.
And we are going to have the
screenwriter and another producer come on.
Our screenwriter is really incredible.
She has been a practicing attorney for 20 years.
I think it is on top of being a really
phenomenal screenwriter, the script has won lots of awards.
We've had over 400 people already express
interest in helping us make this.
And here's something special tonight.
If we can get 20 people to express
interest while we're on this live stream, I
think, yes, I'm going the right direction.
This is a mirroring effect here.
So if we can get 20 people to show interest
while we're on this live stream, we have a really
fun, embarrassing video of one of our producers that we
will share towards the end of the livestream.
We're also going to take questions
and do some interview style things.
At the end of this live stream, I have a
lot of things I want to mention to you.
Exciting announcements to help you get involved.
So if you have friends that aren't watching,
please share this link, tag them, send it
their way and let's get everyone on.
I can't wait to hear what you guys have
thought of the proof of concept and what your
ideas are for helping us move forward.
So right now, I am going to bring
on our screenwriter, who is Dori Zavala, and
one of our producers, Shelby Thomas.
Hey, ladies.
I am so happy you're here.
Dory is up at the top corner of your screen and
then Shelby is our other producer down at the bottom.
So when I found this script, one of
the first people I contacted, obviously was Dory
because she had written this incredible script.
It was in this big database of scripts online and like
I said, I had read so many and as soon as
I saw this script, I knew it was special.
By the way, we just saw Tyler.
Tyler just came in with a $500 expression of interest.
Is that how I'm supposed to say?
And then I see Maggie, I see Linda.
There was an anonymous for 1000.
I'm just going to throw those out there
and give shout outs as people throw them

in because it's really incredible and we're super
excited that people are interested.

Okay, back to Dory, because, Dory, I think you're one
of the most interesting people that I've ever met.
And reading the script, it was evident to me,
even with it being your first screenplay that you've
ever written, it was really, really special.
So I'd love for you to share with people why
you chose this to undertake as your first screenplay and
what drew you to the story of Francis Kelsey.

Thanks, Ashley.
Before, I'm a lawyer, so I'm a research nerd
I love to research things, especially historical stuff.
And I've always been really interested in some
of the stories of women in history that
we often haven't learned about in school.
So I came across I read about Francis Kelsey and how
she had kept this drug thalidomide off of the US.
Market.
And I was just blown away that this was
a story that I had never heard of.
And it seemed like a lot of people had never
heard of this, even though she went on to write
the clinical trial process that's used today in the US.
And all over the world.
So I started thinking about it, and I actually thought about
writing it as a book, but I really felt like the
movie was the best way to have a lot of people
see this story and really learn about Dr.
Kelsey's effect on how our drugs are regulated today.
There was a lot of things that really surprised me
when I dug into it and started researching it.
One of the things that was that Dr.
Kelsey was only the second female doctor to ever work
at the FDA, and her friend, who was the first
female doctor to work at the FDA, also was one
of the first whistleblowers in the United States.
And it was about just the climate
of what was happening at the FDA.
So we really make sure in this screenplay to
go into not only the story of Dr.
Kelsey, but also of Barb Moulton, who you're
playing Ashley, and some other of the people
that were involved in really cool setting.
Early 1960s. John F.
Kennedy was President.
And it was just a very interesting time in US. History.
And I think another thing that really, really
I thought people needed to understand was, at
the time, experimental drugs could be given to
patients without their consent or knowledge.
So it was just this crazy time where not only

pregnant women, but all individuals would go to their
doctors
and there was the possibility of them getting a drug
that they didn't even know hadn't been approved by the
FDA, which is crazy to think dori.
That was something that I found really interesting because
first, I didn't know about the story, which was
baffling to me because it's such an incredible story.
But the fact that these people were giving
drugs and participating essentially in a clinical trial
without knowing that, and for it to be
given to pregnant women, that's just another double
whammy that you don't even think about.
And I had no idea that this had even happened.
Another thing to note is that this is, to date,
I think, the biggest man made medical disaster in history,
and it was the largest unmonitored drug trial in US.
History.
And so her stepping forward and kind of exposing
that and that corruption and just really stepping out
to protect people, having someone who is courageous
to step out and protect people, I think is,
man, what does it take to do that?
I try to put myself in that position.
And what would you do when your family is
at risk, when your job is at risk?
What would you do if it means
protecting thousands and thousands of people?
So I think it was really cool
that you chose this story in particular.
Another thing that you mentioned was the time period.
Well, me, first of all, I'm
really drawn to period pieces.
It's kind of my guilty pleasure.
Like, anytime there's a period piece on
television or movie, I'm watching it.
But this time period, francis Kelsey being the second
one of the only two women that worked at
the FDA, she faced so much backlash.
And, yeah, she was a woman working in a man's world,
so she had to really fight for what she was doing.
I'd love to lead into Shelby and her involvement.
So, Shelby, I'll give you a quick intro. Shelby.
Hey, Randy from California.
Thank you for expressing interest, Shelby.
Shelby went on tour with me after
Unplanned premiered, and Shelby was my publicist.
She quickly became my best friend.
I think that when you travel with somebody, you
learn a lot about each other very fast.
And Shelby and I, we figured out
that we travel really well together.
And so when I decided that I wanted

to start producing movies, shelby was one of
the first people that I called.
And I said, hey, let's make a movie together.
And we were both kind of jumping into
this, and she said, okay, let's do it.
So, Shelby, I'd love for you to maybe talk
a little bit about this crazy experience and trusting
me to make a movie with you. Yeah.
Well, thanks, Ashley.
So in January of 2020, right, we were in Hollywood,
and you came to me, and you were like, okay,
I have to tell you about this script.
We were sitting down by the pool, and we found the
script you were reading so many online, and you told me
about it, and I couldn't believe what I was hearing.
I had no idea.
I hadn't learned about it at all
in history books or anything like that.
Dory wrote this amazing script, and so we knew
right away that we wanted to tell stories about
justice and about women standing up for the truth.
Ashley and I and Dory
were really passionate about that.
Standing up for what's right.
Even though there could be some backlash.
And Ashley, you know all about that.
And we toured the world together
for years, fighting abortion, like, talk
about a controversial subject, right?
And having to say, I'm taking a stand
on this, whether or not it affects my
career, we had to make a serious decision.
And like you said, traveling the
world, it's different everywhere you go.
So I can really relate to this story and the passion
and dedication it takes to take on a fight like that.
And Shelby, you've really been kind of my
armor bearer is what people have called you,
because it's been a difficult journey.
And having someone like you by my
side and partnering with you has been
a really encouraging and wonderful experience.
And I'm so grateful for you.
Yeah, likewise, my friend.
So, Shelby and Dory, again, so excited to
be on this journey with you both.
I think it's really cool that all of
our team so far is comprised of women.
We are one of the first projects with
Angel Studios that is a female driven project
that is being produced by women.
So we're also really excited about that.

We're excited about the way this is moving forward.
Again, this is an opportunity for people
to determine what movies get made.
The typical way that movies get funded is
through studios and Hollywood executives who say, okay,
here's what we're going to make.
Here's your budget.
Go make it.
And oftentimes what we've seen is that
they're not always hitting their target market.
A lot of times, executives have their own agenda for
the kind of content that they want to make.
They know exactly what makes money, and
that's the trajectory that they're on.
And we've seen something really
interesting happen recently with Netflix.
So Netflix has lost over 200,000 subscribers, and
I want to say the first quarter of
this year tracking towards a million lost subscribers.
And what I think that means is that
the audience is really driving the content.
And so something exciting about working with angel is that
you guys are the ones who are determining what is
going to be made and put out into the world.
And again, it's not a donation.
It's an investment opportunity.
And so, yes, when we make a profit, should we
make profit, then all of our investors will get a
piece of that profit as we move forward.
So right now, what we're
doing is we're gauging interest.
So we need to know how many people
think that this movie should be made.
And if you think that this movie should be made,
then you go to Angels.com Pharma to express your interest.
That's all you have to do right now.
Just show us that you're interested and you
want to see this movie get made.
And from there, we will determine when and if this
offering will go live and we'll have the opportunity to
partner with you all to make this movie.
I did notice that there were some
people putting their interest, expressing their interest,
and that was Melvin, Keith and Mary.
We just got an anonymous for $500.
You guys are amazing.
We're super excited.
I don't know what the tally yet is
for how many people have expressed interest.
How many have we had?
Ten.
Okay, so we are halfway there to releasing

a really fun behind the scenes video.
Shelby is just blushing right now
because she knows she's the target.
We have this fun little story of working behind
the scenes on that proof of concept, which you
saw at the beginning of this video.
If you missed the proof of concept, this video, this live
stream is going to be saved and you can go back
and watch it and share it with someone else and you'll
be able to see what we're talking about.
There's just some information from behind the scenes
of making that just little silly things.
We wore all different hats.
I was an actress, a producer. We have the writer.
We were all running back behind the scenes.
We were running, catering, all kinds of things.
That's just kind of what you do as
an independent filmmaker to make things happen.
And we're making it happen.
Let's see here.
In just a few minutes, we are
going to have Jordan Harmon come on.
And he's going to talk a
little bit about what excited him.
And before we do that, I'd love if we could
show some pictures just of our team and maybe some
behind the scenes of shooting our proof of concept.
So, Shelby, you want to talk about this one? Yeah.
So this was our first time at Angel Studios at
one of their events and meeting the other creators.
This was one of the premieres of they were introducing
all the different projects that they have going on currently
and that you can see on the website, too.
We missed Dory this time, but
yeah, we had a great time. Yeah. Okay.
By the way, John just chimed
in and he expressed interest.
Thank you, John.
So this is a picture of Shelby, and the
next one is a picture of Shelby and I.
And we had just started this project.
We were in development and we were trying to figure
out a plan for how to move it forward.
So this is a picture from very early on in development.
The picture of us at angel that
you saw just a second ago.
That was right after we had signed with Angel Studios.
So we were very excited.
It was great to go out and meet everyone.
They have a super cool studio.
Everyone at angel is so creative and so funny,
and we're just really excited to work with them.

What else do we have coming up in
these pictures before we bring Jordan on?
Okay, so here's a fun story on Dory.
You want to explain this one?
Yeah.
This is where we finally got to meet each
other after about two years of working together.
So we had all these great phone calls and
video calls, but we actually found the script and
we started working together in January of 2020.
So that was really tough timing for us
to be able to actually meet in person.
So we were so excited.
We talked for hours.
It was an amazing night.
Yeah.
So when I say that Doria is a really
interesting person, like she said, we had just met.
We had been working together for two years.
Here's a little crazy.
I think it's providential.
We'll see what you guys think.
If you think it's providential, comment on
the video, tell us what you think.
But like Dory mentioned, okay, found this script,
I think, and it was like December 2019.
And then I reached out to Dory in January of 2020.
So if you guys recall, this major
event happened across the world called COVID-19.
This crazy pandemic starts, right?
And I had just optioned this script from Dory
about Big Pharma and about this clinical trial process.
And we were looking at
vaccines and treatments for COVID.
And it was really interesting
because it became so timely.
It was something that people had started
talking about for the first time in
years since Francis Kelsey had passed away.
She was making news.
She was in the headlines of the New York Times.
They were talking about how everything that
she fought for was being challenged at
the FDA now because she had, like
Dori said, established the clinical trial process.
And it was not exactly being followed
through this process now that we're seeing.
So it was really interesting to see this come to
fruition at a time when we couldn't have predicted.
We had no idea that COVID was coming.
We just knew that this was a special story.
And then, bam, here we were in the

middle of this story about Big Pharma and
the FDA at a really critical time.
So it was just really interesting.
And like Dori said, we had
started this process during a pandemic.
We had learned to do a lot of zoom
calls and then finally sitting down and meeting each
other for the first time was such a joy.
Okay, so a couple more
people have expressed their interest.
I saw a couple of anonymous thank you. Anonymous.
Thank you, Vivian.
Thank you, Dell. I think it's who it is.
Linda, we see you there.
And we're super excited.
I have a way to get you guys more
involved and make this an exciting journey for you
all that I'm going to share at the end.
So make sure you stay tuned because
everyone who is expressing their interest, we
have something special in store for you.
All right, Dory and Shelby, I'm going to let you guys
go for a few minutes, and we are going to bring
Jordan Harmon on and let him talk about why he thought
this was a good story to bring to angel.
Hello?
Can you hear me?
Hey, Jordan. Yes.
So excited to see you today.
Thanks for joining us and talking about pharma.
Thank you for having me.
I'm super excited.
So I think that everyone would love
to hear they are recognizing your face.
We've been following the angel journey for a long time.
I personally have been following angel for years.
And so when we had the opportunity to work
together, I was very excited, jumped right on it
and we had talked to each other for months
before I finally said, okay, Jordan, let's do it.
You thought this story was really
special, and I had to be.
I'm a creative, so I wanted to make
sure we were in the right hands.
And we learned that we had similar goals for the story.
And I'd love for you to share with people
why you thought that we should be working with
you and why you believe in the story.
Yeah, I love that question.
First of all, the biggest reason I believe in this
story is because when I look at a story, I'm
looking at both the elements of the story that are
super compelling, but really the crater behind it.
Right.
And so you and your team, obviously, with
your past successes and things you've done, it
became clear to me that you would be
someone that we would want to work with.
And it became really clear in the very first
meetings and weeks and months that you have a
grit and grind that most creators don't have.
And so that was something I was like, you know what?
I love the story.
I love where she's going with this, but you
as a creator, that was really, really compelling.
But as for the story itself, the reason I'm
super excited about Pharma is because it's a story
that's going to bring to the world elements that
are going to be true in the 1940s.
The it's nice to have a story that's
a little bit removed from where we're at
today, so it doesn't feel so much.
Maybe there's probably some people who have some PTSD of
all the different things we've had for the last two
years, but I like having this story a little bit
removed, but it has those same principles that we can
carry through and apply to today at any time.
And so it's really important to realize that we
should be telling the stories of courageous whistleblowers.
This woman, Francis Kelsey, and what
she did was so courageous.
She risked her career, her reputation, and watching her
do that, I always look at those stories and
say, man, if I ever come into a position
like that, I hope I can respond that way.
And those are the type of stories that
angel wants to be a part of.
Our mission is to tell stories that amplify light,
and we feel that this does that well.
Thank you, Jordan.
There's so much to unpack in what you just said.
First of all, again, thank you.
I think another word for grit is stubborn.
I'm really stubborn because I'll admit it because I
know that when I set my mind to something
and I think it needs to be done, I'm
going to make it happen one way or another.
Yeah.
Thank you for saying that.
I'll just own it. Yeah. What is this comment?
Good luck, ladies.
This is definitely a story that
needs to be told that's awesome.
Thank you so much.

Really appreciate that.
Another thing you said, Jordan, that's so important is that
this is a story that kind of transcends time.
Everything that we are seeing
today has already happened.
This is a true story that reflects a
critical moment in history and I think that
people should challenge the powers that be.
You mentioned something in our video, when people
go to angel.com Pharma, they'll see this video
and they'll see you talk about it.
And you mentioned that anytime that a corporation is
meddling in a government entity and there's profits involved
and you see profits put over people, we should
be questioning it, we should be concerned.
And so this is an opportunity where we get to
open that conversation and say, all right, this happened then.
Is it happening now?
We should talk about it.
Another hot word you use was whistleblower.
I know that that is a word that can be triggering
for some people, but when you think about it, what is
a whistleblower at the heart of it, it's someone who has
to stand up and be courageous to really show the world
what's happening behind the scenes to expose corruption.
And it takes whistleblowers.
And I like to use that word in a positive
light because it is a positive thing when people step
out, encourage to expose bad things and protect people.
So I love that you said that in our video
and I hope people will go watch it there.
I did see a couple more people express interest.
I just want to acknowledge Louis, Luis, I think
Anne and Jason, we saw those come in.
So thank you so very much.
If anyone has questions for Jordan too, you can
throw them in the comment box and we'll get
through some of those as we move forward.
So if you have a question that you want to
throw at Jordan, now is the time to do it.
We have him for a few minutes before we let him
go and get back to work at angel and plan how
he's going to help us make this incredible movie.
And I think while you're talking about that in
the community, the people that are expressing interest, one
of the things for people to remember is, although
it says right there, angel.com Pharma, this is such
a compelling story, but this is where Angel's entire
mission is obviously tell stories that amplify light.
But we do that being community focused.
We're focused on the stories that people
are resonating with and they're rallying behind.
And each one of these stories that we talked
about, like Pharma, it went through a vigorous process
of them creating what we call the torch, which
is their proof of concept footage that shows people
their mission and their excitement.
Obviously, that was on a really shoestring budget that they
put together and they raised money to do that.
And so to get to this point is very, very. Hard.
Matter of fact, I believe that probably one
out of every 99 creators is willing to
put together the effort to create a torch.
And of the ones that create a torch, 95%
of them don't get past the angel jury.
The angel jury is comprised of anybody who's
ever invested in one of Angel's projects.
And so it allows for us to have this
really beautiful syndication process where we're ensuring
that it's
a story that the community really, really wants.
And so both any story that we're backing in
behind, like the Chosen or dry bar comedy, they
all started here where Ashley is with her project.
And so you guys are coming in at the ground
level to learn and back this project any way you
can, and so share it, talk about it.
It all starts here and it builds
from this community from here on out.
So it's very exciting that there's
so many people interested in this. Yeah.
Jordan, let's talk about that process a little bit.
Creating a torch for people who don't
understand what that process is, right?
It's kind of like a proof of concept.
It's a little clip, a mini story of what
the whole project, the whole film is about.
And it takes a lot of time,
effort and money to make that happen.
And it's hard.
It is really hard, especially when you're an indie
filmmaker and you're trying to get a story made.
So the proof of concept, the torch.
Favorite word torch.
That's the light of Angel Studios.
The torch that you saw at the beginning of this
video, it was made on a very tight budget.
And so we want to show people that we have
the production quality to be able to pull this off.
And when we have our full budget, just
imagine the movie that we can make.
So we think that it's a great starting
point for people to be able to see
what we can do and where we're going. It was difficult.
We were biting our nails as we were waiting

to see whether or not the audience was going
to approve us, because that's the first step, right?
We put in all this time and effort.
Are people even going to like this movie?
Are they interested in it?
And what we're seeing is that, yeah, they are.
People are excited about it.
They like the torch.
So that in itself gave us a lot of confidence.
I think moving forward, as anxious as we were,
it did give us a lot of confidence.
So I love that that is the model that angel
follows, because so many creators make movies that fail, and
I think it's because they forget their audience.
They don't serve their audience.
100% agree.
There was a director who actually did, I
believe it was like the Marilyn Monroe movie.
And it's a very heavy movie.
I haven't seen it, but I think it's
like NC 17 or so worst rating.
It could possibly be.
And someone was asking the director, you think this
is going to be too heavy for the consumers?
And he said, f the consumers.
If they can understand what I'm
doing, then that's their problem.
And it's like, no, you got to realize that
you're creating a product for somebody and it needs
to be something that they want to watch.
There's so much time and money and energy that
goes into building these incredible films and series create
something that the end consumer is looking for.
And so we really value creators who are willing to
go and test their ideas with the community early on.
That's a really vulnerable experience to say, I'm
going to put this in front of people
and I'm going to see what they say.
To Ashley's point, she was sitting there texting
me like, did he get through yet?
What's going on?
And I don't blame her because it's almost
like part of your identity and that you're
building this in such a beautiful way.
And so just know that creators that are
willing to go through this process are trying
to create something that they believe that you
as a community will actually love and watch. Absolutely.
Okay, question from the viewer.
I'm having trouble reading that. There we go.
How does angel jordan, go ahead, Jordan, take over.
Okay, jordan, how does Angels determine when
to go forward with a given project?
That's a great question.
So it's actually a very interesting process.
So all of our projects are crowdfunded.
We help them get their crowdfunding through an
SEC regulated portal, and then they're community focused.
And what I mean by that is every project that
comes in, we've had many angel originals like The Chosen
or Dry Bar or Tunnel Twins or freelancers.
And there's many more that are in the works.
And each one of them, when they do a
crowdfunding campaign, every investor in that crowdfunding campaign is
enrolled into what we call the Angel Jury.
And the Angel Jury is something we're very excited
about since it's this incredible group of 50,000 plus
community members and growing very rapidly of people who,
when a torch comes in, they get to watch
that and they get to answer two questions does
this story amplify light?
Because that's our mission, to
tell stories that amplify light.
And then the second question they get to answer
is, if this was never made into a film
or a series, how would you feel?
And as long as they pass those two questions, angel
exercises our option, and we make them an angel ridge,
and we help them get them to their actual production
budgets with crowdfunding and other institutional money.
And so with that being said, we call
it the torch for a very specific reason.
Frederick Bartaldi was the creator of the Statue
of Liberty and he's like the OG of
crowdfunding, and people don't even know it.
He scraped together enough money to
build a hand and a torch.
And then he used that to
crowdfund the entire Statue of Liberty.
And he spent over a
decade crowdfunding this entire project.
And it was such a beautiful story that we felt like
that was a good resemblance of what we're trying to do.
The crater brings to the community a torch,
and that torch stands for something, and it's
something that's really important to them.
And the crowd says, yes, we value what you're doing,
and this is really important to us as well.
And then we help them build a community, raise
their funds, and then that becomes an actual finalized
project like the Statue of Liberty did.
And so we believe that this will be one of
the most powerful ways to pick content, because we believe
that in the wisdom of crowds, we think it's much

easier in the next 20, 30, 40 years to corrupt
a bunch of executives than it would be to corrupt
an entire massive community around the world.
And so that's really, really important to us.
We don't want to just become Hollywood 2.0.
We don't want to end up in a
situation where we're doing the exact same things
that we so much wanted to avoid.
And so we're trying to create mechanisms that
allow us to be very community focused.
Yeah.
Here's a fun fact for people who are watching.
Something I didn't know until we had started
talking more Jordan was that when the angel
logo pops up on the screen, that it's
actually the crown of the Statue of Liberty.
I thought that was really cool, and I didn't know that
in the background you can see the skirts of the Statue
of Liberty before it fades to the dark part.
I think you had a question that
said, do you anticipate any resistance?
Do you anticipate resistance movements coming for the way
this coming for your project coming your way?
Coming your way? Sorry.
I can't see it very well either.
I apologize. Yes.
That's kind of a question for both of us.
I think anytime you're telling a great story that
amplifies light throughout the world and is of good
values, there's always going to be resistance.
But that's when you know you're onto something special.
Yeah, I totally agree.
I mean, this can be such a polarizing topic.
But what I love about this story in
particular is that it's a true story.
Anybody can look up Dr.
Francis Kelsey and you can see her
being awarded her medal from John F. Kennedy.
There is so much research and
documentation of what she went through.
You can see the effects of thalidomide.
There are still thousands of survivors who have
not received restitution for what happened to them.
I mean, this is still a very relevant story.
And that's one of the things that makes me really
passionate about it, is that I don't like injustice.
Injustice just really upsets me.
I'm one of those people.
I don't care what it is it can be so small.
It can be huge.
Injustice really fuels me. I don't like it.
I want to see it overcome, and this story does that.

And so I think that anytime you're fighting for
something and you're fighting to expose corruption or you're
fighting to tell a good story, like you said,
Jordan, one that could be polarizing. Yeah.
Of course there are going to be people who want to go
up against you, but it's going to be on both sides.
We'll see what happens.
I think you just make a good product
and it's hard for people to deny it.
I completely agree.
All right. Okay. I think we're done.
We've wrapped up the questions.
So, Jordan, again, thanks so much for taking
the time to chat with us today.
We can't wait to continue working with you.
Anyone can go to angel.com Pharma to learn more
about our project, where we are gauging interest.
All you have to do is tell us
that you want this movie to be made.
We need to know how many people want
to see this be made into a movie.
You do that by going to angel.com Pharma.
All right, Jordan, thanks for being here.
We will talk to you.
I really appreciate it.
We'll be chatting soon.
All right.
Dory and Shelby, we have you back and the
three of us are going to take some questions.
I saw some more interest come in while
I was on the call with Jordan. I see.
Michael, Francis and Susan, thank you so much.
What's our count right now?
Have we reached 20?
We have reached 27.
So we're not going to do it yet.
We're close, but that means that we
are going to reveal a wonderful behind
the scenes video of our producer, Shelby.
I think you guys are going to like it.
It makes us giggles, so hopefully you'll like it, too.
We would love to answer some of your questions
about anything that you want to talk about.
This is the time. Let's see.
What's the plan timeline wise for the project?
Well, that depends on you guys.
Honestly, it takes a lot to make a movie
happen, but we have already spent two and a
half years in development, so let's just say this.
If we had all of our funding tomorrow, we would
be shooting this movie by the end of the year.
That is very feasible.

It's all dependent on everyone that chips in in the audience and wants to see this get made. We do have interest from private investors, so pending how well this goes, we have some verbal commitments. Nothing is ever, I think, set in stone until we're moving forward. But I will say that we have a lot of private interest in addition to this crowdfund opportunity. I can talk. I can use words. I'm struggling. I got to drink my water over here. Yeah. We've spent a lot of time the past couple of years going out and sharing this story and working on the script, too. So it's like, if we have the money tomorrow, we're ready to rock. Yeah. I just saw a question come in and it says, do we have a good relationship with a composer? Actually, that's an interesting question because I have found that composers are the most outgoing people in the film industry, and I get more emails from composers than any other person in the industry. Yes. The short answer is yes. Aaron Fullen. If you don't know who he is, you can look him up. He's on Facebook. He's super funny and makes really great reels on Instagram, too. We love him. And he did the score for the torch that you saw at the beginning of the video. So Aaron is someone to look up. I think he's going to be a rising star doing what he's doing. So, short answer, yes. Thanks, Daniel, for that question. You create a trailer before starting the project. Okay, so, like, Jordan and I were just talking about what we have done before creating the project. And what a lot of people do is they create what is a torch or a proof of concept. And what that does is it helps to show your ability to make the movie. It shows the quality of the content that you can produce, and that's what you would make. The trailer that you see for movies is always a finished product. So once the movie has been made, they pull different pieces together and they make the trailer in that way. So, no, you don't make a trailer necessary before you start the project. But a proof of concept or a torch is fairly common.

Something else to point out, too, with that question. Okay, David has another question. Doria I'll let you take this one? What is the budget need? Well, this is a lot different than a lot of other movies, as you can imagine, because it's set in the early 1960s, as you can imagine, to have cars that are the right period and wardrobe that's the right period. We need to have set pieces at a right period. A lot of this occurs in Washington, DC. And we want it all to look as authentic as possible. So we are looking to raise 5 million from the Crowd Fund. And then, as Ashley mentioned, we have some private investors that could come in to do it more. A lot of it is obviously going to depend on how much we're able to raise, but the more that we can raise, the better offers we can make to lead actors. And it gives us a lot more possibility, I guess, the more that we're able to raise. Yeah, I think that's a great answer, dory and it's something we should talk about, too, is one thing in a production budget is called above the Line. Above the line is how you get to make offers to your talent. And your director and Dori mentioned our lead talent. Something that people should know about this film is that I have opted to take a supporting role. I have the wonderful honor and pleasure of playing Dr. Barb Moulton, who also worked at the FDA and was a comrade of Dr. Francis Kelsey. The reason that I chose that role is, one because I love her. I mean, I think she's so fun. She is very feisty. She's more of the outgoing, doesn't follow the rules, speaks her mind type character. Hello. That's me. But other than that, one of the reasons I took this role is because I would love to see a household name take on the lead role of Dr. Kelsey. If you have an idea for an actress that you think would make a great Dr. Francis Kelsey, drop in the comments. I would love to see some suggestions for the actors that you would like to see in this movie. So that is our lead character. Part of our above the line budget and the production budget is to be able to make a list talent offers. All right, do any of you know women who were impacted by the solidimide disaster?

Did you talk to any in
the process of researching this story?
That is a great question.
We haven't really talked to anybody yet.
We actually are in the process of
that as we're doing this fund raising.
A lot of our effort has been put into the
script and making sure that that's good as possible.
I have read a lot of accounts that was an
important part of the research because and something I do
want to point out, this doesn't have a documentary feel.
This is an actual feature film, and we have
characters who have lives and who have relationships.
And one of our lead roles is actually
who has a baby who is born with
birth defects as a result of taking thalidomide.
So it was very important to me to read as many
accounts as I possibly could in order to make sure that
to try to show that circumstance as accurately as possible.
But we definitely are going to be talking
to more Survivor groups as we go along.
And definitely we'll edit the script
accordingly if we need to. Absolutely.
And I have already been talking to a couple of survivors
that will likely be joining us on some live streams.
We have made contact with a couple.
Like I said, there are still thousands around the
world who are living and have not received restitution.
So it will be interesting when we bring
on that survivor to hear her personal story.
I can't wait for that.
I'll keep you guys posted on
when that's going to happen.
But, yes, we are making contact with people so
they can share their personal stories from experiencing this.
All right, any more questions coming in?
In the meantime, I saw that Patricia
expressed interest as well as Anonymous.
Is the movie title already set due to
the script, or could you change it?
Well, we actually love the title for a
month because we think it's a strong title.
We think that it says everything that it
is, and it's exactly what we're going after.
We want to explore Big pharma.
We want to explore the inner workings of
the FDA, and that's what this was about.
Dori, you're the one who slapped that title on script.
So what was your thought process?
It's nice to have one word for the title, if possible, and
it's hard to find one word that kind of sums it up.
But like you said, Ashley, it sort of does.

It makes you think, like, okay, what is this about?
And it is very much about the pharmaceutical companies,
but it's also about pharma as the FDA regulates
these drugs that are coming onto the market.
And then the stories of all of these people who are
affected by and one of the things that's really neat to
know is that the legislation that we have in place today
actually came about as a result of the work that Dr.
Moltzer Kelsey did in the FDA.
So that's why I selected the title.
I just felt like it really kind
of summed up what it's about.
It's telling the story from, like, three different perspectives,
but how all of them were impacted by pharma.
Yeah, one of our collaborators and story consultants over in
the UK, he actually asked us about that, and he
was like, So you're going to call it Pharma?
And we were like, well, you don't understand. In the US.
Pharma is a big word.
Pharma has a lot of power behind just that word.
And so we were like, well, go big or go home.
Why not just say exactly what it's about?
And I think, like, Dori said one word, it sums it
up, and we're excited about just saying what it is.
All right, last couple of questions.
Do we have any more questions or are we good to roll?
Okay, awesome.
Before we show this wonderful clip of Shelby,
what I want to mention to everyone watching,
okay, maybe you aren't able to make a
formal commitment to express interest right now.
There are going to be multiple ways that
both the people who have expressed interest can
be involved, as well as people who maybe
can't make that financial commitment.
And one of those ways is through an
upcoming ambassador program where you will get special
access to behind the scenes other footage, different
perks that you will get as an ambassador.
So all you have to do is share the
project, talk about it on social media, and you
can be part of our ambassador program.
We'll be sharing more about
that in coming live streams.
And then, of course, anyone who expressed interest.
There are specific perks based on the
amount of interest that you show.
And you'll see those@angel.com pharma.
You can learn all about that.
And like I said, the best way to
get involved, though, is to spread the word.
We can't make this movie unless people know about it.

And the more people who know about it, the easier it
is for us to reach our goal and make this movie.
It would be great to see it made this year.
That is our goal.
We would love for that to happen, but we are
going to need your help so that we can spread
the word and get it out there in the world.
So stay tuned for how you can be a part of
spreading the word on social media and get those insider
perks.
All right, are we ready to roll this fun
video of Shelby and explain what is going on?
Do we need to explain first or just let it hold on.
Hold the roll.
Maybe we should explain first.
We had a really wonderful wig on
set because the woman who played Dr.
Kelsey and the proof of concept, the
torch, she did not have short hair. Dr.
Kelsey was really well known for her
kind of like, pixie short hair.
And this wig, afterwards, it got
passed around quite a bit.
There's going to be some pictures probably we'll show
you, too, of everyone trying on this wig. This wig.
But it looked the best on Shelby.
So we just want to share this goofy little video
of Shelby and how much she loved the wig.
Oh, my gosh.
I forgot it was in slow motion. Oh, man.
I'm, like, crying over here.
So the wig was not a mullet, but it
looked really great as a mullet on Shelby.
Yeah, it looks regular.
We're going to make her wear that, like,
on set one day while we're shooting.
We're just going to have Shelby wear that
wig around like it's her real hair.
Maybe like the first day of shooting, we should
just have everyone think that that's Shelby's real hair.
Actually, I will sign up. I'm good. I'm good with that.
All right.
She has committed.
Once we are fully funded and we are shooting
on the first day of production, you'll get that
behind the scenes footage of Shelby rocking that mullet.
It'll be a really fun experience.
There'll be a lot of good time.
There's lots of other bloopers
and stories that we'll share.
We're thinking in the future, oh, there we go.
There's the wig.
I showed that picture.

I showed the picture of me and the wig to my
husband, and he said that I look like Peter Pan.
I don't know.
What do you guys think?
Oh, man.
Yeah, that wig, it's going to be maybe we
should have that wig as part of the perks.
Like, if you express a specific number for supporting
pharma, then you get to own the wig.
That's what we'll do.
We'll add that to one of the perks.
That'll be a fun experience.
Just pass it around.
All right, well, that kind of
concludes our first live stream.
Can we get an update on
where we stand for gauging interest? Wow.
We are at $646,465.
That is incredible.
So we're over 10% towards
our $5 million crowdfund goal.
That's incredible.
And we just announced this and started moving
forward yesterday, I think is when it officially
became word that we're doing this. It's amazing.
You guys, please share.
We're super excited.
We're happy that the audience is the
one who's helping us tell this story.
We can't wait to have you all engaged and involved.
There's going to be a lot of special perks
and opportunity to share in what we're doing.
Thank you. Anonymous.
I saw some more anonymous interest come in.
We are so grateful for you all.
All right, dory shelby, anything before we sign off?
No, I just really think yeah. Thanks so much.
We're super excited to get started.
All right, as we sign off, you
can continue to comment on this video.
Here's something we want to know.
Actresses that you think would be perfect
for the lead role of Frankie, Dr.
Francis Kelsey.
And another thing, what would get you
really excited about backing this project?
What would motivate you?
Is it certain swag?
Is it something behind the scenes?
Is it maybe being, oh, Julia Roberts?
I like that idea.
That's who we just saw come in for the lead role.

Julia Roberts would make a really great Frankie.

All right, we'll keep that one in mind.

And, hey, like I said, with the right budget, we're
going to be making offers to a list household names.

All right, so tell us who you think should be Frankie,
and we also want to know what gets you excited.

What would make you back this project?

What would help you share this project? You tell us.

We're going to listen, and we're going to
make it happen as best we can.

All right, thank you all for being here.

Thank you for expressing interest, and
we will see you next time.

I had a job at the FDA.

They didn't like the questions I was asking.

You heard that I fired Barbara Moulten.

Don't make me do the same to you.

The FDA is corrupt.

Trying to change a drug loss is a political landmine.

Bribery, off the books consulting fees,
nationals to tip the iceberg.

Merrill Pharmaceuticals is working
with convicted Nazis.

They're approving unsafe drugs. This has to stop.

I need proof.

I want to start a new war.

You've just watched a short proof of
concept for Pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against big pharma.

She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.

If you want to help us tell this important,
interesting, true story, visit angel.com Pharma to express

Now this is a David and Goliath type story.

Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.

I can't imagine what it would be like to work
within the FDA and try to fight this corruption.

And then, betrayed by Big Pharma,
risk her career and her family.

JFK went on to award her a Presidential
medal for her work in the 1960s. In the US.

Drug regulation was surprisingly loose.

Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.

I was shocked to learn that even pregnant
women were given experimental drugs without their consent.

Frankie learned that Thalidomide, a drug sold
all over the world, second only to
Aspirin, was linked to birth defects.

When she raised these concerns with the FDA and Big
Pharma, she was threatened to be fired to be deported.

Frankie also discovered that Grunenthal Thalidomite's
employed more Nazi war criminals than any
other company in the world.

Working with the right distributor is crucial
for the success of any project.

You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.

We considered engaging with Hollywood, but we
really love what angel is doing.

Angel has a proven track record.

With the success of their hit series The Chosen.

It has generated hundreds of millions of
views and tens of millions of dollars.

With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.

The stories of the 1960s and that
Pharma will tell are happening today.

When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.

If you think so too, express your
interest in investing in this film.

Click the link below or go to angel.com
Pharma to show your support for this project.

Now I'm fueled by a desire to make movies that matter.

I'm a fighter, so I understand Frankie's passion.

In 2019, I starred in the movie Unplanned.

I knew taking on the role of Abby would
come with consequences, but I was prepared for it.

I think that doing that
movie really shifted my perspective.

I wanted to be a part of things that
had impact in a positive way on people.

We just want to shed a light on a hidden
story in American medical history, because we know that
people don't know history, they're doomed to repeat it.

We need your help to bring
this amazing true story to life.

Click or visit angel.com Pharma to show your support.

We just need to gauge how many of you want to
be a part of bringing this story to the world.

Our channel.